SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13-D(1)(B)(C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                               (AMENDMENT NO. ___)



                           Marine Products Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, $.10 par value per share
--------------------------------------------------------------------------------
                         (Title and Class of Securities)



                                   568427 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:


        |_|   Rule 13d-1(b)

        |_|   Rule 13d-1(c)

        |X|   Rule 13d-1(d)


----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 568427 10 8                   13G


(l)  Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)

R. Randall Rollins
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

        (a)          X
                ------------

        (b)     ------------
--------------------------------------------------------------------------------

(3)  SEC Use Only
--------------------------------------------------------------------------------

(4)  Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------
Number of       (5)     Sole Voting Power              -         652,005(1)
Shares          ----------------------------------------------------------------
Beneficially    (6)     Shared Voting Power            -       8,599,117(2)
Owned by        ----------------------------------------------------------------
Each            (7)     Sole Dispositive Power         -         652,005(1)
Reporting       ----------------------------------------------------------------
Person With     (8)     Shared Dispositive Power       -       8,599,117(2)
--------------------------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                 9,251,122(1)(2)
--------------------------------------------------------------------------------

(10) Check  Box if the  Aggregate  Amount  in Row (9)  Excludes  Certain  Shares
     -------
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row 9

                                   54.3 percent(1)(2)
--------------------------------------------------------------------------------

(12) Type of Reporting Person
                                       IN
--------------------------------------------------------------------------------

(1) Includes 301,971 shares of common stock owned directly. Also, includes 305,976 shares held by Rollins Investment Fund, a Georgia general partnership, of which Mr. Rollins is a general partner. Also includes 44,058 shares held by RWR Investment partnership, a Georgia limited partnership, of which Mr. Rollins is a general partner.

(2) Includes 50,126 shares of common stock held as trustee, guardian, or custodian for his children or as custodian for the children of his brother, Gary W. Rollins. Also includes 831,336 shares of common stock in four trusts of which he is a co-trustee and as to which he shares voting and investment power. Also includes 7,496,296 shares owned by LOR, Inc. Mr. Rollins is an officer, director and stockholder of LOR, Inc. Also includes 207,360 shares owned by Rollins Holding Company, Inc. Mr. Rollins is an officer, director and stockholder of Rollins Holding Company, Inc. Includes 13,999 shares of common stock held by Mr. Rollins' spouse.

CUSIP NO. 568427 10 8                   13G


(l)  Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)

Gary W. Rollins
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

        (a)          X
                ------------

        (b)     ------------
--------------------------------------------------------------------------------

(3)  SEC Use Only
--------------------------------------------------------------------------------

(4)  Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------
Number of       (5)     Sole Voting Power              -         810,776(1)
Shares          ----------------------------------------------------------------
Beneficially    (6)     Shared Voting Power            -       8,598,557(2)
Owned by        ----------------------------------------------------------------
Each            (7)     Sole Dispositive Power         -         810,776(1)
Reporting       ----------------------------------------------------------------
Person With     (8)     Shared Dispositive Power       -       8,598,557(2)
--------------------------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                 9,409,333(1)(2)
--------------------------------------------------------------------------------

(10) Check  Box if the  Aggregate  Amount  in Row (9)  Excludes  Certain  Shares
     -------
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row 9

                                   55.3 percent(1)(2)
--------------------------------------------------------------------------------

(12) Type of Reporting Person
                                       IN
--------------------------------------------------------------------------------

(1)  Includes  405,169  shares of common stock owned  directly.  Also,  includes
     405,607  shares  held  by  Rollins   Investment  Fund,  a  Georgia  general
     partnership, of which Mr. Rollins is a general partner.

(2) Includes 19,691 shares of common stock held as trustee, guardian, or custodian for his children or as custodian for the children of his brother,
     R. Randall. Rollins. Also includes 815,208 shares of common stock in four trusts of which he is a co-trustee and as to which he shares voting and investment power. Also includes 7,496,296 shares owned by LOR, Inc. Mr. Rollins is an officer, director and stockholder of LOR, Inc. Also includes 207,360 shares owned by Rollins Holding Company, Inc. Mr. Rollins is an officer, director and stockholder of Rollins Holding Company, Inc. Includes 60,002 shares of common stock held by Mr. Rollins' spouse.

CUSIP NO. 568427 10 8                   13G



(l)  Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)

LOR, Inc.
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group


        (a)          X
                ------------

        (b)     ------------
--------------------------------------------------------------------------------

(3)  SEC Use Only
--------------------------------------------------------------------------------

(4)  Citizenship or Place of Organization

Georgia

--------------------------------------------------------------------------------
Number of       (5)     Sole Voting Power              -       7,496,296(1)
Shares          ----------------------------------------------------------------
Beneficially    (6)     Shared Voting Power            -               0
Owned by        ----------------------------------------------------------------
Each            (7)     Sole Dispositive Power         -       7,496,296(1)
Reporting       ----------------------------------------------------------------
Person With     (8)     Shared Dispositive Power       -               0
--------------------------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                 7,496,296(1)
--------------------------------------------------------------------------------

(10) Check  Box if the  Aggregate  Amount  in Row (9)  Excludes  Certain  Shares
     -------
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row 9

                                   44.0 percent(1)
--------------------------------------------------------------------------------

(12) Type of Reporting Person
                                       CO
--------------------------------------------------------------------------------

(1) Each of Randall Rollins and Gary W. Rollins serve as an officer and director of LOR, Inc.

CUSIP NO. 743 168 106                   13G



Item l(a)  Name of Issuer:

           Marine Products Corporation

Item l(b)  Address of Issuer's Principal Executive Offices:

           2170 Piedmont Road, N.E.
           Atlanta, Georgia 30324

Item 2(a)  Name of Persons Filing:

           See item (l) of the cover pages

Item 2(b)  Address of Principal Business Office:

           2170 Piedmont Road, N.E.
           Atlanta, Georgia 30324

Item 2(c)  Citizenship:

           See item (4) of cover pages

Item 2(d)  Title of Class of Securities:

           Common Stock, $.10 Par Value Per Share

Item 2(e)  CUSIP Number:

           568427 10 8

Item 3.    Not applicable

Item 4.    Ownership.

           (a)  Amount beneficially owned:

                See item (9) of cover pages

           (b)  Percent of Class:

                See item (11) of cover pages

CUSIP NO. 568427 10 8                   13G


           (c)  Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:

                      See item (5) of cover pages

                (ii)  shared power to vote or to direct the vote:

                      See item (6) of cover pages

                (iii) sole power to dispose or to direct the disposition of:

                      See item (7) of cover pages

                (iv)  shared power to dispose or to direct the disposition of:

                      See item (8) of cover pages

Item 5.    Ownership of Five Percent or Less of a Class:

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

           Not applicable

Item 8.    Identification and Classification of Members of the Group:

           The identity of each member of the Group are as follows:

           R. Randall Rollins
           Gary W. Rollins
           LOR, Inc.

Item 9.    Notice of Dissolution of Group:

           Not applicable

Item 10.   Certification:

           Not Applicable.

CUSIP NO. 568427 10 8                   13G



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2002       /s/ R. Randall Rollins
                                ------------------------------------------------
                                R. Randall Rollins



                                /s/ Gary W. Rollins
                                ------------------------------------------------
                                Gary W. Rollins



                                LOR, INC.


                                By:  /s/ Joe M. Young
                                   ---------------------------------------------


                                Its: Secretary-Treasurer
                                   ---------------------------------------------

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